Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

VIA EDGAR

October 24, 2007

Ms. Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Novell, Inc.
                Form 10-K for the Fiscal Year Ended October 31, 2006
                Filed May 25, 2007
                Form 10-Q for the Quarterly Period Ended April 30, 2007
                Filed June 8, 2007
                File No. 000-13351

Dear Ms. Collins:

This letter is to confirm my recent conversation with Patrick Gilmore of your staff regarding the extension of time for Novell, Inc. (the “Company”) to respond to your comment letter dated October 18, 2007 (the “Comment Letter”). The people who are presently reviewing and drafting the response to the Comment Letter are also preparing for the end of our current fiscal year, which is October 31, 2007. Furthermore, the draft response to the Comment Letter will need to be reviewed by the Audit Committee of the Company’s Board of Directors and the Company’s external auditors. These factors, combined with the demands imposed on the Company’s officers and employees by the day-to-day operations of the Company’s business, make it difficult for the Company to complete its response within the 10 business day period specified in the Comment Letter.

The Company expects the response to be completed by no later than November 15, 2007. Based on my conversation with Mr. Gilmore, I understand that this is acceptable.

Thank you very much for your courtesy in this matter.

Sincerely,

/s/ Peter Green

Peter Green
Vice President, Law-Corporate

cc:           Chris Andersen, Vice President, Finance and Corporate Controller, Novell, Inc.
                Joseph A. LaSala, Jr., Senior Vice President and General Counsel, Novell, Inc.
                Dana C. Russell, Senior Vice President and Chief Financial Officer, Novell, Inc.
                Linda L. Griggs, Esq, Morgan, Lewis & Bockius LLP